Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the First Half of Fiscal Year 2022

Continued strong momentum in new client acquisition

Significant progress in diversifying revenues and nurturing new businesses

SHANGHAI, China, February 23, 2022 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin” or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced its unaudited financial results for the first half of fiscal year 2022 ended December 31, 2021.

First Half of Fiscal Year 2022 Highlights

•	Number of clients[1] increased by 12.5% to 134,656 as of December 31, 2021 from 119,687 as of December 31, 2020.

•	Number of active clients[2] increased by 22.0% to 35,366 in the six months ended December 31, 2021 from 28,977 in the same period of 2020.

•	Number of cities with presence increased from 85 as of December 31, 2020, to 88 as of December 31, 2021, which the number of wealth service centers increased from 170 as of December 31, 2020, to 178 as of December 31, 2021.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 3.5% to RMB37.5 billion comparing with same period of 2020.

o	Transaction value of wealth management products per relationship manager increased by 7.5% to RMB23.5 million from RMB21.9 million in the same period of 2020.

o	Transaction value of private equity and venture capital funds products and hedge funds products grew 295.5% and 440.0% year-on-year respectively.

•	Asset Under Management for asset management business increased by 74.2% to RMB3.27 billion, mainly driven by strong growth of our asset management business in Hong Kong SAR.

•	Net revenues increased by 1.4% to RMB881.3 million (US$137.0 million) from RMB869.3 million in the same period of 2020.

o	Net revenues per relationship manager increased by 4.9% to RMB553,553 from RMB527,492 in the same period of 2020.

1 Clients are those who had conducted at least one transaction with the Company.

2 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

Ms. Wang Dian, Chief Executive Officer and Director of Hywin, commented, “We are very pleased to report resilient business performance for the first half of our fiscal year 2022 despite ongoing uncertainties from COVID and the macro-economic environment in China and globally. We thank our clients for their trust and their strong demand for our services and products especially during these volatile markets. We are also pleased that on one hand, repeat investment rate from our existing clients was 81.6% in this period, while on the other hand, new client acquisition remained strong as our client growth was 12.5% year-on-year. We continue to execute our long-term strategy in strengthening our platform, investing in technology, investing in talent, and diversifying our product offerings, which we believe will allow Hywin to transform into our next phase of growth and deliver long-term value to our clients and shareholders.”

Mr. Lawrence Lok, Chief Financial Officer of Hywin, stated, “For the first half of fiscal year 2022, we achieved total net revenues of RMB881.3 million, a slight increase year-on-year, which demonstrates Hywin’s resilience in times of market uncertainties. Our diversified product offerings continued to record strong growth, as volume from our private equity and venture capital funds products and hedge funds products grew by 295.5% and 440.0% year-on-year respectively. Our asset management segment revenue maintained the growth momentum by increasing 35.1% year-on-year as we further enhance our investment capabilities. We also emphasized on strong cost and expenses discipline while strategically increased our investment in talent and technology infrastructure, in order to further build out our core platform. Our balance sheet and financial position remain solid, as liability to asset ratio further improved to 48% from 53% as of June 30, 2021.”

First Half of Fiscal Year of 2022 Financial Results

Net Revenues

Total net revenues in the six months ended December 31, 2021 increased by 1.4% to RMB881.3 million (US$137.0 million) from RMB869.3 million in the same period of 2020.

•	Net revenues from wealth management services in the six months ended December 31, 2021 increased by 0.6% to RMB855.4 million (US$133.0 million) from RMB850.7 million in the same period of 2020, in line with our transaction value increase.

•	Net revenues from asset management services in the six months ended December 31, 2021 increased by 35.1% to RMB9.0 million (US$1.4 million) from RMB6.7 million in the same period of 2020, primarily due to an increase of assets under management.

Operating Costs and Expenses

Total operating costs and expenses in the six months ended December 31, 2021 increased by 4.5% to RMB792.9 million (US$123.3 million) from RMB758.4 million in the same period of 2020.

•	Cost of compensation and benefits in the six months ended December 31, 2021 was RMB 494.1 million (US$76.8 million), stayed flat as compared to RMB493.8 million in the same period of 2020, in line with the number of relationship managers and transaction value.

•	Sales and marketing expenses in the six months ended December 31, 2021 increased by 2.0% to RMB174.2 million (US$27.1 million) from RMB170.8 million in the same period of 2020, due to increased marketing and sales activities.

•	General and administrative expenses in the six months ended December 31, 2021 increased by 28.5% to RMB120.5 million (US$18.7 million) from RMB93.7 million in the same period of 2020, primarily due to increased personnel expenses in research and investment, as well as strategic investment in technology infrastructure.

Income from Operations

As a result of the foregoing, income from operations in the six months ended December 31, 2021 decreased by 20.3% to RMB88.4 million (US$13.7 million) from RMB110.9 million in the same period of 2020.

Net Income

Net income in the six months ended December 31, 2021 decreased by 15.9% to RMB70.4 million (US$10.9 million) from RMB83.7 million in the same period of 2020.

Earnings per ADS

Basic earnings per ADS in the six months ended December 31, 2021 was RMB2.51 (US$0.39), compared with RMB3.35 in the same period of 2020.

Diluted earnings per ADS in the six months ended December 31, 2021 was RMB2.43 (US$0.38), compared with RMB3.35 in the same period of 2020.

Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of December 31, 2021, the Company had RMB572.0 million (US$89.7 million) in cash, cash equivalents, and restricted cash, compared with RMB705.3 million as of June 30, 2021, the decrease was mainly attributed to the drop of investors’ deposit in the restricted cash account.

As of December 31, 2021, the company had RMB318.6 million (US$50.0 million) in Property and Equipment, compared with RMB21.1 million as of June 30, 2021, the increase was mainly attributed to the acquisition of our current principal office.

Recent Developments

On December 23, 2021, the Company announced the appointment of Mr. Zhu Hua as Chief Technology Officer to accelerate the digital transformation of the Company. Mr. Zhu is a renowned technology leader in China’s financial service industry, and previously worked at Microsoft, Baidu, and Ping An in senior roles across product R&D, technology management, and digital transformation. With the appointment of Mr. Zhu, the senior management team of Hywin Holdings consists of Ms. Wang Dian, Chief Executive Officer; Mr. Lok Wai, Chief Financial Officer; Mr. Liu Zheng, Chief Marketing Officer; Mr. Zhu Hua, Chief Technology Officer; Mr. Xiao Wen, Vice President of Overseas Business; and Mr. Wang Gui, Vice President of Strategy.

Considering the long-term development of the Company, the management proposed and completed the transaction acquiring the current principal office of Hywin Holdings Ltd., 3rd and 4th floor of No.8, Yincheng Middle Road, located in Lujiazui, Shanghai on December 9, 2021, which was recorded as fixed assets with net book value of RMB301.9 million as of December 31, 2021.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on February 23, 2022, at 7:00 A.M. Eastern Time (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Hywin Holdings First Half of Fiscal Year 2022 Earnings Conference Call

Conference ID:	9263928

Registration Link:	http://apac.directeventreg.com/registration/event/9263928

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through March 2, 2022, by dialing the following numbers:

International:	+612-8199-0299

United States Toll Free:	+1-855-452-5696

Mainland China Toll Free:	400-632-2162

Hong Kong, China Toll Free:	800-963-117

Access Code:	9263928

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.hywinwealth.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB6.37573 to US$1.00 for figures on the balance sheet as of December 31, 2021, RMB6.43264 to US$1.00 for figures on the income statement for the six months ended December 31, 2021.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focused on providing asset allocation advisory services and comprehensive financial products to high- net-worth clients. The Company’s primary services are wealth management, asset management, and other comprehensive financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. For more information, please visit https://ir.hywinwealth.com.

3 China Foreign Exchange Trade System USD/RMB mid-point rate on December 31, 2021.

4 An appropriately weighted average exchange rate for the reporting period.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media contact:

ICR, LLC

Bradley Burgess

Phone: +86 139-2280-3249

Email: HywinPR@icrinc.com

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	6 months ended,	6 months ended,	6 months ended,
	12/31/2020	12/31/2021	12/31/2021
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	850,658	855,417	132,982	0.6%
-Assets management	6,687	9,033	1,404	35.1%
-Other	11,962	16,806	2,612	40.5%
Total Revenue	869,307	881,256	136,998	1.4%

Operating Costs and Expenses
-Compensation and benefits	493,836	494,127	76,816	0.1%
-Share-based compensation	-	4,020	625	N/A
-Sales and marketing expenses	170,788	174,248	27,088	2.0%
-General and administrative expenses	93,744	120,471	18,728	28.5%
Total Operating Costs and Expenses	758,368	792,866	123,257	4.5%

Income from operations	110,939	88,390	13,741	(20.3)%

Other (expenses)/income
-Interest income, net	632	1,562	243	147.2%
-Other non-operation income, net	7,682	7,837	1,218	2.0%
Total Other Income	8,314	9,399	1,461	13.1%

Income before tax	119,253	97,789	15,202	(18.0)%
Income tax expense	35,566	27,427	4,264	(22.9)%
Net income	83,687	70,362	10,938	(15.9)%

Other comprehensive Income
-Foreign currency translation (gain)/loss	(10,375)	597	92	(105.8)%
Comprehensive Income	94,062	69,765	10,846	(25.8)%

Profit attributable to shareholders	83,687	70,362	10,938	(15.9)%

Income per ADS
Income per ADS basic	3.35	2.51	0.39	(25.1)%
Income per ADS diluted	3.35	2.43	0.38	(27.5)%

HYWIN HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2021	12/31/2021	12/31/2021
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	439,287	481,549	75,529
Restricted cash	266,023	90,402	14,179
Accounts receivable, net	594,061	464,993	72,932
Due from related parties, net	126,103	96,103	15,073
Deposits, prepayments and other current assets	51,540	54,185	8,499
Total Current Assets	1,477,014	1,187,232	186,212

Non-current assets
Property and equipment, net	21,104	318,590	49,969
Intangible assets, net	24,225	23,386	3,668
Long-term prepayments	7,427	10,052	1,577
Deferred Tax Asset	649	401	63
Total Non-current Assets	53,405	352,429	55,277

Total Assets	1,530,419	1,539,661	241,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	127,194	154,724	24,268
Investors’ deposit	248,277	68,953	10,815
Income Tax Payable	116,897	108,538	17,024
Due to related parties	24,799	24,457	3,836
Other payable and accrued liabilities	278,697	380,950	59,750
Total Current Liabilities	795,864	737,622	115,693

Non-current liabilities
Commission payable-non current	10,080	3,881	608
Deferred Tax Liability	3,548	3,447	541
Total Non-current Liabilities	13,628	7,328	1,149

Total Liabilities	809,492	744,950	116,842

Shareholders' Equity
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 shares as of June 30, 2021 and December 31, 2021)	36	36	6
Additional paid-in capital	503,050	507,070	79,532
Statutory reserves	77,963	100,767	15,805
Accumulated gain/(loss)	135,597	183,154	28,727
Other comprehensive income/(loss)	4,281	3,684	577
Total Shareholders' equity	720,927	794,711	124,647

Total Liabilities and Shareholder's equity	1,530,419	1,539,661	241,489